Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following page was posted on Adobe Systems Incorporated's internal website on June 15, 2005:

» Inside the Acquisition Home » Integration Planning Toolkit

Inside the Acquisition Home
‹http://icomm.corp.adobe.com:82/acq/Index.asp›
Employee FAQs
‹http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/AdobeMacromediaInternalFAQs.pdf›
Integration Planning Toolkit
‹http://icomm.corp.adobe.com:82/acq/IntegrationPlanningToolkit.asp›
Learn More
—Integration Planning Updates ‹http://icomm.corp.adobe.com:82/acq/PlanningUpdates.asp›
—Macromedia's Business ‹http://www.macromedia.com/macromedia/›
—Macromedia's Products ‹http://www.macromedia.com/software/›
—Upcoming Communications ‹http://icomm.corp.adobe.com:82/acq/UpcomingCommunications.asp›
ADBE + MACR External Acquisition Site
‹http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html›
Ask an Acquisition Question
‹mailto:acquisition_macr@adobe.com›

Integration Planning Toolkit

  •
  Integration Planning 101 and Macromedia Business Overview
  ‹http://icomm.corp.adobe.com/LibraryFiles/2_ktb_060305_final.pdf›

    Slides from June 3 Knowing the Business Session. Includes high-level goals of the integration process, what teams are expected to deliver, and the regulatory considerations for a transaction of this nature. Also includes an overview of Macromedia and a snapshot of their businesses and customers.

  •
  Acquisition: Pre-close Legal Considerations
  ‹http://macromedia.breezecentral.com/p11917687›

    Presentation from Ray Campbell, Adobe Legal, and Clint Smith, Macromedia Legal. Presented in Macromedia Breeze.

  •
  Customer/Partner Letter
  ‹http://icomm.corp.adobe.com/LibraryFiles/customer_partner_letter_post.pdf›

    Letter to use when communicating with customers and/or partners about the acquisition.

Adobe is required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations:

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.

Employee Communications Last Updated: June 13, 2005